Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Livengood Scott A.	2. Issuer Name and Ticker or Trading Symbol Krispy Kreme Doughnuts, Inc. (KREM)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
_X_ Director                    ___ 10% Owner
_X_ Officer (give             ___ Other (specify
                  title below)                     below)

Chairman of the Board, President
and Chief Executive Officer

(Last) (First) (Middle) 370 Knollwood Street, Suite 500	3. I.R.S. Identification Number of Reporting Person, if an entity voluntary)			4. Statement for Month/Year May 2000
(Street) Winston-Salem NC 27103				5. If Amendment, Date of Original (Month/Year) May 2000		7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	04/05/00	P		1,000	A	$21	308,860	D
Common Stock	04/05/00	P		500	A	$21	500	I	(1)
Common Stock	04/05/00	P		500	A	$21	500	I	(2)
Common Stock	04/05/00	P		500	A	$21	500	I	(3)
Common Stock	04/05/00	P		150	A	$21	150	I	(4)
Common Stock							533	I	(5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$21	04/05/00	A	V		12,000	(6)	08/07/08	Common Stock	12,000		12,000	D
Employee Stock Option (right to buy)	$54.75	05/18/00	A	V		10,000	(7)	08/07/08	Common Stock	10,000		10,000	D

Explanation of Responses:
(1)	Held by the Adrienne A. Livengood Irrevocable Trust for the benefit of Matthew Scott Livengood, Mr. Livengood's son, a trust of which Mr. Livengood's wife is the sole trustee.
(2)	Held by the Adrienne A. Livengood Irrevocable Trust for the benefit of Gregory Alan Livengood, Mr. Livengood's son, a trust of which Mr. Livengood's wife is the sole trustee.
(3)	Held by the Adrienne A. Livengood Irrevocable Trust for the benefit of John Erik Livengood, Mr. Livengood's son, a trust of which Mr. Livengood's wife is the sole trustee.
(4)	Held by son.
(5)	Held in a tax-qualified trust pursuant to the Krispy Kreme Profit-Sharing Stock Ownership Plan.
(6)	The option vests in three equal annual installments beginning on August 7, 2001.
(7)	The option vests in three equal annual installments beginning on August 7, 2001.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Scott A. Livengood Scott A. Livengood **Signature of Reporting Person	3/14/01 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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